Exhibit 99.3

[LETTERHEAD of PIRA INTERNATIONAL]

Consent of Pira International

February 7, 2008

RE: Asian Financial, Inc. Registration Statement on Form S-1 (333-141507)

        We consent to the use of and references to our name under the heading "Industry Background" in the prospectus included in the registration statement on Form S-1 of Asian Financial, Inc. and any amendments thereto for the following statements and tables:

The Global Printing Market

According to a PIRA research report, the total market value of the global printing industry was $619 billion in 2007, and is expected to increase to $653 billion in 2012, at a compound annual growth rate, or CAGR, of 1.1% in real terms (constant value of 2007). The U.S., Japan, China, Germany and the U.K. were the world’s top five printing markets in 2007, with a total market share of 64.3%. China is projected to grow at CAGR of 6.4% from 2007 to 2012, and is expected to surpass Japan to become the second largest printing market in 2012 with a total market value of $67 billion.

Top 5 Country Printing Market, 2007, in Billion USD$

				CAGR(%)
	2002	2007	2012	2002-2007	2007-2012	2002-2012
US	177.8	183.7	179.3	0.7%	(0.5)%	0.2%
Japan	80.1	91.7	90.3	2.8%	(0.3)%	2.4%
China(1)	30.0	49.2	67.0	10.4%	6.4%	17.5%
Germany	38.9	38.6	39.4	(0.2)%	0.4%	0.3%
UK	33.7	34.6	34.7	0.5%	0.1%	0.6%
Others	203.3	221.2	242.3	1.7%	1.8%	3.6%
Total(2)	563.7	619.0	653.1	1.9%	1.1%	3.0%

Source: Pira International Ltd
(1) China including Hong Kong
(2) All monetary values are translated from the original currency at constant 2007 values with 2006 year average exchange rate

and

Global Printing Equipment Market

According to PIRA research report, the total market value of the global printing machinery industry was $23.1 billion in 2007, and is expected to decrease slightly to $22.9 billion in 2012, at an annual growth rate of -0.2% in real terms (constant value of 2007). The U.S., Japan, China, Germany and the U.K. were the world’s top five printing machinery markets in 2007, with a total market share of 63.7%. China is projected to grow at CAGR of 5.9% from 2007 to 2012, and is expected to be the third largest printing machinery market in 2012 with a total market value of $2.6 billion.

Top 5 Country Printing Market, 2007, in Billion USD$

				CAGR(%)
	2002	2007	2012	2002-2007	2007-2012	2002-2012
US	8.0	6.7	6.5	(3.6)%	(0.6)%	(4.2)%
Japan	3.0	3.3	3.0	2.1%	(1.7)%	0.4%
China(1)	1.7	1.9	2.6	2.4%	5.9%	8.5%
Germany	1.6	1.5	1.4	(1.7)%	(0.7)%	(2.3)%
UK	1.7	1.4	1.2	(3.8)%	(2.6)%	(6.3)%
Others	10.3	8.4	8.2	(4.1)%	(0.5)%	(4.6)%
Total(2)	26.3	23.1	22.9	(2.5)%	(0.2)%	(2.7)%

Source: Pira International Ltd
(1) China including Hong Kong
(2) All monetary values are translated from the original currency at constant 2007 values with 2006 year average exchange rate

The information is based on the report “The Future of Global Printing to 2012” by Sean Smyth.

Signed:

/s/ Stephen Hill •
Name: Stephen Hill Title: Head of Sales, Pira International